PENGROWTH ENERGY CORPORATION

2016 FIRST QUARTER RESULTS

PENGROWTH

SUMMARY OF FINANCIAL & OPERATING RESULTS

	Three months ended
(monetary amounts in millions except per boe and per share amounts)	Mar 31, 2016	Dec 31, 2015	% Change	Mar 31, 2015	(1)	% Change
PRODUCTION
Average daily production (boe/d)	62,056	67,934	(9)	69,334		(10)
FINANCIAL
Funds flow from operations (2) (3)	$106.2	$114.2	(7)	$113.0		(6)
Funds flow from operations per share (2) (3)	$0.20	$0.21	(5)	$0.21		(5)
Oil and gas sales	$114.2	$169.1	(32)	$199.9		(43)
Oil and gas sales per boe	$20.22	$27.06	(25)	$32.03		(37)
Realized commodity risk management gains (losses)	$127.0	$97.7	30	$85.7		48
Realized commodity risk management gains (losses) per boe	$22.49	$15.63	44	$13.74		64
Operating expenses	$70.1	$81.4	(14)	$92.9		(25)
Operating expenses per boe	$12.41	$13.02	(5)	$14.89		(17)
Royalty expenses	$8.1	$19.1	(58)	$24.8		(67)
Royalty expenses per boe	$1.43	$3.06	(53)	$3.97		(64)
Royalty expenses as a percent of sales	7.1%	11.3%		12.4%
Operating netback per boe (2)	$27.31	$25.07	9	$25.37		8
Total cash G&A expenses (2)	$18.8	$15.8	19	$24.9		(24)
Total cash G&A expenses per boe (2)	$3.33	$2.53	32	$3.99		(17)
Capital expenditures	$8.7	$19.1	(54)	$98.4		(91)
Cash dispositions (4)	$12.8	$183.4	(93)	$0.5
Dividends paid	$—	$5.5	(100)	$53.4		(100)
Dividends paid per share	$—	$0.01	(100)	$0.10		(100)
Number of shares outstanding at period end (000's)	547,443	543,033	1	537,977		2
Weighted average number of shares outstanding (000's)	543,517	543,033	—	535,203		2
STATEMENT OF INCOME (LOSS)
Adjusted net income (loss) (2)	$0.5	$(463.4)	(100)	$64.8		(99)
Net income (loss)	$25.0	$(468.6)	(105)	$(160.5)		(116)
Net income (loss) per share	$0.05	$(0.86)	(106)	$(0.30)		(117)
DEBT (5)
Senior debt	$1,556.2	$1,719.5	(9)	$1,898.6		(18)
Convertible debentures	$127.3	$137.0	(7)	$137.1		(7)
Total debt before working capital	$1,683.5	$1,856.5	(9)	$2,035.7		(17)
CONTRIBUTION BASED ON OPERATING NETBACKS (2)
Light oil	88%	52%		57%
Heavy oil	11%	42%		14%
Natural gas liquids	—%	4%		3%
Natural gas	1%	2%		26%

(1)
First quarter of 2015 contains only Lindbergh pilot project production and related revenue and expenses. The expenses, net of revenue, from the first commercial phase of the Lindbergh thermal project ("Lindbergh Phase 1") were capitalized and hence excluded from the operating results until April 1, 2015 when commerciality of the project was declared.

(2)	See definition under sections "Additional GAAP Measures", "Non-GAAP Financial Measures" and "Operational Measures".

(3)
Funds flow from operations for the three months ended December 31, 2015 and March 31, 2015 excludes $0.2 million and $84.1 million, respectively, of gains related to the settlement of foreign exchange swap contracts in 2015.

(4)	Percentage changes in excess of 500 are excluded.

(5)	Includes current and long term portions, as applicable.

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.
Note regarding oil production: references to light oil contained within this report include light and medium oil, and heavy oil refers to heavy oil and bitumen.

PENGROWTH First Quarter 2016 Summary of Financial & Operating Results	1

MANAGEMENT’S DISCUSSION & ANALYSIS
The following Management’s Discussion and Analysis ("MD&A") of financial results should be read in conjunction with the unaudited Consolidated Financial Statements for the three months ended March 31, 2016 of Pengrowth Energy Corporation ("Pengrowth" or the "Corporation"). This MD&A is based on information available to May 3, 2016.
Pengrowth’s first quarter of 2016 results are contained within this MD&A.
BUSINESS OF THE CORPORATION
Pengrowth is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The financial and operating results from property dispositions are included in Pengrowth’s results up to the time of closing for each disposition.
FREQUENTLY RECURRING TERMS
Pengrowth uses the following frequently recurring industry terms in this MD&A: "bbls" refers to barrels, "bbl/d" refers to barrels per day, "Mbbls" refers to thousands of barrels, "boe" refers to barrels of oil equivalent, "boe/d" refers to barrels of oil equivalent per day, "Mboe" refers to thousand boe, "MMboe" refers to million boe, "Mcf" refers to thousand cubic feet, "Mcf/d" refers to thousand cubic feet per day, "MMcf" refers to million cubic feet, "Bcf" refers to billion cubic feet, "MMBtu" refers to million British thermal units, "MMBtu/d" refers to million British thermal units per day, "MW" refers to megawatt, "MWh" refers to megawatt hour, "WTI" refers to West Texas Intermediate crude oil price, "WCS" refers to Western Canadian Select crude oil price, "AECO" refers to Alberta natural gas price point, "NYMEX" refers to New York Mercantile Exchange, "NGI Chicago" refers to Chicago natural gas price point and "AESO" refers to Alberta power price point. Bitumen is reported as heavy oil throughout this document. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, production, the proportion of production of each product type, production additions from Pengrowth's development program, royalty expenses, operating expenses, tax horizon, deferred income taxes, goodwill, Asset Retirement Obligations ("ARO"), remediation, reclamation and abandonment expenses, clean-up and remediation costs, capital expenditures, development activities, General and Administrative Expenses ("G&A") and proceeds from the disposal of properties. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms and meet financial covenants and our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	2

readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; Canadian light and heavy oil differentials; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; actions by government authorities, including the imposition or reassessment of taxes including changes in income taxes and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; new International Financial Reporting Standards ("IFRS"); and the implementation of greenhouse gas emissions legislation and the impact of carbon taxes. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent Annual Information Form ("AIF"), and in Pengrowth’s most recent audited annual Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s public filings are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
The unaudited Consolidated Financial Statements are prepared in accordance with IFRS. The preparation of unaudited Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the unaudited Consolidated Financial Statements and revenues and expenses during the reporting period. Actual results could differ from those estimated.
Pengrowth’s ARO risk free discount rate changed from 2.3 percent at December 31, 2015 to 2.0 percent at March 31, 2016 due to a decrease in the 30 year Canadian Government long term bond rate which drives Pengrowth’s estimate of the ARO discount rate. There were no other changes to Pengrowth's critical accounting estimates in the three months ended March 31, 2016. For more information about Pengrowth's critical accounting estimates refer to the December 31, 2015 annual report.
COMPARATIVE FIGURES
Certain comparative figures have been restated to conform to the current period presentation.
ADDITIONAL GAAP MEASURE
Funds Flow from Operations
Pengrowth uses funds flow from operations, a Generally Accepted Accounting Principles ("GAAP") measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, funds flow from operations, as reported as a subtotal in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures, but after interest and financing charges are deducted. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund capital investments and debt repayment as well as dividends, as applicable.
Funds flow from operations per share is calculated as funds flow from operations divided by weighted average number of shares outstanding for the period.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	3

NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
Operating netbacks do not have standardized meanings prescribed by GAAP. Pengrowth’s operating netbacks have been calculated by taking oil and gas sales, royalties, operating and transportation expenses as well as realized commodity risk management balances, as applicable, directly from the Consolidated Statements of Income (Loss) and dividing by production for the period. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics as per the Financial Resources and Liquidity section of this MD&A. These metrics are: senior debt before working capital to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA"); total debt before working capital to Adjusted EBITDA; Adjusted EBITDA to interest expense; and senior debt before working capital as a percentage of total book capitalization. For the purposes of covenant calculations only, convertible debentures are considered senior debt. Total book capitalization is the sum of senior debt before working capital for covenant purposes and shareholders' equity.
Management believes that, in addition to net income (loss), adjusted net income (loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of non-cash changes in fair value of commodity and power risk management contracts, non-cash mark to market gains and losses on investments and unrealized foreign exchange gains and losses, as applicable, that may significantly impact net income (loss) from period to period. Adjusted net income (loss) per share is calculated as adjusted net income (loss) divided by weighted average number of shares outstanding for the period.
Payout ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout ratio is defined on a percentage basis as dividends declared divided by funds flow from operations.
Management believes that segregating G&A expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not funds flow from operations. Cash and non-cash G&A expenses per boe are calculated by dividing cash and non-cash G&A expenses by production for the period.
OPERATIONAL MEASURES
The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead.
Average Steam Oil Ratio ("SOR") measures the average rate of steam required to produce a barrel of bitumen.
These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies.
CURRENCY
All amounts are stated in Canadian dollars unless otherwise specified.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	4

2016 GUIDANCE
The following table provides a summary of full year 2016 Guidance and actual results for the three months ended March 31, 2016:

	Q1 2016 Actual	2016 Guidance (1) (2)
Production (boe/d)	62,056	56,000 - 58,000 (3)
Capital expenditures ($ millions)	8.7	60 - 70
Royalty expenses (% of sales)	7.1	7 - 8
Operating expenses ($/boe)	12.41	15.25 - 16.25
Total cash G&A expenses ($/boe)	3.33	2.75 - 3.25

(1)	Per boe estimates based on high and low ends of production Guidance.

(2)	Based on WTI price of U.S.$30/bbl, AECO natural gas price of Cdn$2.40/Mcf and an exchange rate of Cdn$1 = U.S.$0.70.

(3)	Revised from the original 2016 Guidance of 59,000 - 61,000 boe/d.
First quarter of 2016 average daily production of 62,056 boe/d was as expected for the quarter. The revised 2016 production Guidance of 56,000 - 58,000 boe/d reflects approximately 2,000 boe/d related to property dispositions, with lower anticipated production at Lindbergh and unplanned maintenance at Swan Hills contributing to the other 1,000 boe/d.
First quarter of 2016 capital expenditures amounted to $8.7 million. Full year capital expenditures are expected to be within full year 2016 Guidance.
First quarter of 2016 royalty expenses as a percentage of sales were on the lower end of full year 2016 Guidance.
First quarter of 2016 operating expenses per boe were below full year 2016 Guidance mostly driven by Pengrowth's ongoing focus on cost reduction efforts and lower power prices in Alberta. The operating expenses per boe are expected to remain within original full year 2016 Guidance. Upcoming turnarounds in the second and third quarters coupled with the volume reduction will result in increased operating expenses per boe for the remainder of the year.
First quarter of 2016 total cash G&A expenses per boe were slightly above full year 2016 Guidance primarily due to the mark-to-market impact of the cash-settled Long Term Incentive Plans ("LTIP"). Full year total cash G&A expenses are anticipated to be within full year 2016 Guidance.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	5

FINANCIAL HIGHLIGHTS

	Three months ended
($ millions except per boe amounts)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Production (boe/d)	62,056	67,934	69,334
Capital expenditures	8.7	19.1	98.4
Funds flow from operations (1)	106.2	114.2	113.0
Operating netback ($/boe) (2)	27.31	25.07	25.37
Adjusted net income (loss)	0.5	(463.4)	64.8
Net income (loss)	25.0	(468.6)	(160.5)

(1)
Funds flow from operations for the three months ended December 31, 2015 and March 31, 2015 excludes $0.2 million and $84.1 million, respectively, of gains related to the settlement of foreign exchange swap contracts in 2015.

(2)	Including realized commodity risk management.
Funds Flow from Operations

($ millions)	Q4/15 vs. Q1/16		% Change	Q1/15 vs. Q1/16		% Change
Funds flow from operations for comparative period (1)	Q4/15	114.2		Q1/15	113.0
Increase (decrease) due to:
Volumes		(14.3)	(13)		(14.1)	(13)
Prices including differentials		(39.1)	(34)		(69.2)	(61)
Realized commodity risk management		29.3	26		41.3	37
Other income including sulphur		(1.5)	(1)		(2.4)	(2)
Royalties		11.0	10		16.7	15
Expenses:
Operating		11.3	10		22.8	20
Total cash G&A		(3.0)	(3)		6.1	5
Interest & financing		1.4	1		(6.8)	(6)
Other expenses including transportation		(3.1)	(3)		(1.2)	(1)
Net change		(8.0)	(7)		(6.8)	(6)
Funds flow from operations	Q1/16	106.2		Q1/16	106.2

(1)
Funds flow from operations for the three months ended December 31, 2015 and March 31, 2015 excludes $0.2 million and $84.1 million, respectively, of gains related to the settlement of foreign exchange swap contracts in 2015.

Pengrowth's first quarter of 2016 funds flow from operations decreased 7 percent and 6 percent compared to the fourth quarter of 2015 and first quarter of 2015, respectively. This was driven by the impact of lower commodity prices and volumes which were largely offset by higher realized commodity risk management gains combined with lower royalties and operating expenses.
Net Income (Loss)
Pengrowth recorded net income of $25.0 million in the first quarter of 2016 primarily due to realized commodity risk management gains and unrealized foreign exchange gains on the translation of the foreign denominated long term debt.
Net income of $25.0 million in the first quarter of 2016 was significantly higher compared to the net loss of $468.6 million in the fourth quarter of 2015 due primarily to the absence of non-cash impairment charges recorded in the fourth quarter of 2015.
Net income of $25.0 million in the first quarter of 2016 was also significantly higher compared to a net loss of $160.5 million in the same period last year, due to higher realized commodity risk management gains and unrealized foreign exchange gains in 2016 compared to significant unrealized foreign exchange losses in 2015.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	6

Adjusted Net Income (Loss)
Pengrowth reports adjusted net income (loss) to remove the effect of unrealized gains and losses.
The following table provides a reconciliation of net income (loss) to adjusted net income (loss):

	Three months ended
($ millions)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Net income (loss)	25.0	(468.6)	(160.5)
Exclude non-cash items from net income (loss):
Change in fair value of commodity and power risk management contracts	(10.4)	35.5	(68.6)
Unrealized foreign exchange gain (loss) (1)	32.1	(25.0)	(174.0)
Tax effect on non-cash items above	2.8	(15.7)	17.3
Total excluded	24.5	(5.2)	(225.3)
Adjusted net income (loss)	0.5	(463.4)	64.8

(1)	Relates to the foreign denominated debt net of associated foreign exchange risk management contracts.

The following table represents a continuity of adjusted net income (loss):

($ millions)	Q4/15 vs. Q1/16		Q1/15 vs. Q1/16
Adjusted net income (loss) for comparative period	Q4/15	(463.4)	Q1/15	64.8
Funds flow from operations decrease		(8.0)		(6.8)
DD&A and accretion expense decrease		9.2		17.8
Impairment charges decrease (1)		518.5		—
Realized foreign exchange gain on settled FX swaps decrease		(0.2)		(84.1)
Loss on property dispositions (increase) decrease		68.0		(4.2)
Other		1.1		1.2
Estimated tax on above including tax rate change		(124.7)		11.8
Net change		463.9		(64.3)
Adjusted net loss	Q1/16	0.5	Q1/16	0.5

(1)	See Notes 5 and 7 to the December 31, 2015 audited Consolidated Financial Statements for additional information.
Pengrowth posted adjusted net income of $0.5 million in the first quarter of 2016 compared to an adjusted net loss of $463.4 million in the fourth quarter of 2015 driven by the absence of the non-cash impairment charges recorded in the fourth quarter of 2015.
First quarter of 2016 adjusted net income of $0.5 million compared to adjusted net income of $64.8 million in the same period last year was primarily driven by the absence of the realized foreign exchange gains on settlement of U.S. dollar swap contracts recorded in 2015.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	7

Sensitivity of Funds Flow from Operations to Commodity Prices
The following table illustrates the sensitivity of funds flow from operations to increases in commodity prices after taking into account Pengrowth’s commodity risk management contracts and outlook on oil differentials. See Note 11 to the March 31, 2016 unaudited Consolidated Financial Statements for more information on Pengrowth's risk management contracts.

				Estimated Impact on 12 Month Funds Flow
COMMODITY PRICE ENVIRONMENT (1)		Assumption	Change	(Cdn$ millions)
West Texas Intermediate Oil (2) (3)	U.S.$/bbl	$43.87	$1.00
Light oil				5.1
Heavy oil				7.1
Oil risk management (4)				(9.5)
NGLs				2.7
Net impact of U.S.$1/bbl increase in WTI				5.4
Oil differentials
Light oil	U.S.$/bbl	$3.51	$1.00	(5.1)
Heavy oil	U.S.$/bbl	$18.31	$1.00	(7.1)
Oil differentials risk management (4)				2.3
Net impact of U.S.$1/bbl increase in differentials				(9.9)
AECO Natural Gas (2) (3)	Cdn$/Mcf	$1.87	$0.10
Natural gas				4.4
Natural gas risk management (4)				(4.3)
Net impact of Cdn$0.10/Mcf increase in AECO				0.1

(1)
Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time. The exchange rate at April 14, 2016 of Cdn$1 = U.S.$0.7782 was used for the 12 month period.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at April 14, 2016 and does not include the impact of commodity risk management contracts.

(3)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

(4)	Includes commodity risk management contracts as at April 14, 2016.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	8

RESULTS OF OPERATIONS
All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest for both operated and non-operated properties unless otherwise stated.
CAPITAL EXPENDITURES

	Three months ended
($ millions)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Drilling, completions and facilities
Lindbergh (1)	2.1	6.3	49.2
Conventional	1.2	0.4	37.8
Total drilling, completions and facilities	3.3	6.7	87.0
Land & seismic acquisitions (2)	0.2	—	0.2
Maintenance capital	5.1	11.9	10.3
Development capital	8.6	18.6	97.5
Other capital	0.1	0.5	0.9
Capital expenditures	8.7	19.1	98.4

(1)	Excludes capitalized interest, see Interest and Financing Charges section of the MD&A.

(2)	Seismic acquisitions are net of seismic sales revenue.
Pengrowth continued with its strategy of deferring significant development capital expenditures until a sustained recovery in commodity prices is evident. First quarter of 2016 capital expenditures were limited to $8.7 million with $2.1 million spent at Lindbergh and the remainder spent on turnaround, safety, integrity, maintenance and enhancement activities at Pengrowth's conventional properties.
Focus Areas
Lindbergh
Pengrowth’s 100 percent owned and operated Lindbergh thermal project is located in the Cold Lake area of Alberta and encompasses 42.5 sections of land. Cost advantages of the Lindbergh resource include enhanced bitumen quality and flow characteristics resulting in an efficient steam oil ratio which translates into a lower operating cost structure and higher netbacks compared to many other thermal projects. The project recycles on site in excess of 95 percent of water used in operations. Commerciality of the first phase of Lindbergh was declared as of April 1, 2015, and the pilot well pairs were redirected to the commercial facility on April 11, 2015. The Environmental Impact Assessment ("EIA") application for the Lindbergh expansion to 30,000 bbl/d was submitted to the regulators in December 2013, with approval anticipated in the first half of 2016. The Lindbergh project is expected to be developed in stages with the ultimate potential for bitumen production of 40,000 to 50,000 bbl/d. This is expected to be low cost production with low sustaining capital requirements and long reserve life.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	9

	Three months ended
Average Commodity Prices	Mar 31, 2016	Dec 31, 2015
Average exchange rate (Cdn$1 = U.S.$)	0.73	0.75
WTI oil (U.S.$/bbl)	33.52	42.17
WCS Differential to WTI (U.S.$/bbl)	(14.24)	(14.48)
WCS heavy oil (U.S.$/bbl)	19.28	27.69
WCS heavy oil (Cdn$/bbl)	26.40	36.86
Lindbergh Heavy Oil Netback (Cdn$/bbl)
Sales, net of diluent cost	15.32	27.10
Royalties	(0.60)	(0.41)
Operating expenses	(8.81)	(9.86)
Transportation expenses	(2.86)	(2.74)
Lindbergh heavy oil operating netback	3.05	14.09

Lindbergh Heavy Oil Production (bbl/d)	15,256	14,274
Average Steam Oil Ratio ("SOR")	2.3	2.1
Lindbergh generated an operating netback of $3.05/bbl in the first quarter of 2016 down substantially from the prior quarter due to a significant decline in the WCS due to a reduction in WTI. The netback, however, excludes realized commodity risk management gains, which are reported at the corporate level.
Production ramp-up continued in the first quarter of 2016 with average production of 15,741 bbl/d at an average SOR of 2.3 for the month of March 2016, which contributed to the average first quarter production of 15,256 bbl/d compared to 14,274 bbl/d in the fourth quarter of 2015. The nameplate capacity of the first commercial phase of Lindbergh is 12,500 bbl/d with a design capacity SOR of 3.6.
Conventional Oil and Gas
Pengrowth’s significant conventional oil and gas portfolio includes a large, contiguous land base in the Greater Olds/Garrington area, encompassing over 480 gross (221 net) sections of land, with opportunities in the Cardium, Viking and Mannville sands as well as in the Mississippian carbonate section. The existing, extensive gathering and processing infrastructure provides an efficient platform for continued development in this area. Pengrowth also controls large light oil accumulations in the Swan Hills area of northern Alberta with low production decline rates and strong cash flow, as well as Montney natural gas opportunities with potentially significant liquid yield in north eastern British Columbia.
Conventional development continues to be curtailed, with the first quarter of 2016 capital spending of $4.8 million focused on safety, maintenance and integrity of existing assets and minor partner operated activity.
PRODUCTION

	Three months ended
Daily production	Mar 31, 2016	% of total	Dec 31, 2015	% of total	Mar 31, 2015	% of total
Light oil (bbls)	13,396	22	14,153	21	18,776	27
Heavy oil (bbls)	16,448	26	18,089	27	8,116	12
Natural gas liquids (bbls)	8,162	13	8,205	12	8,973	13
Natural gas (Mcf)	144,306	39	164,922	40	200,818	48
Total boe per day	62,056		67,934		69,334

First quarter of 2016 average daily production decreased 9 percent compared to the fourth quarter of 2015 due to the absence of volumes from properties divested in the latter part of 2015 combined with natural declines partly offset by higher Lindbergh production and a Sable Offshore Energy Project ("SOEP") condensate shipment.
First quarter of 2016 average daily production decreased 10 percent compared to the first quarter of 2015 driven by property divestments and natural declines partly offset by the inclusion of the Lindbergh Phase 1 commercial production starting in the second quarter of 2015.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	10

Light Oil
First quarter of 2016 light oil production decreased 5 percent compared to the fourth quarter of 2015 primarily due to an unplanned outage at Swan Hills in the first quarter of 2016 coupled with natural declines.
First quarter of 2016 light oil production decreased 29 percent compared to the same period last year mostly due to natural declines combined with the unplanned outage at Swan Hills and property divestments.
Heavy Oil
First quarter of 2016 heavy oil production decreased 9 percent compared to the fourth quarter of 2015 resulting from the dispositions of Bodo and Jenner properties in late 2015. Partly offsetting this decrease was a 7 percent increase in Lindbergh production, which averaged 15,256 bbl/d in the first quarter of 2016.
First quarter of 2016 heavy oil production increased 103 percent compared to the same period last year due to inclusion of the Lindbergh Phase 1 production, post commercial declaration on April 1, 2015, partly offset by the impact of the Bodo and Jenner divestments.
NGLs
First quarter of 2016 NGL production decreased 1 percent compared to the fourth quarter of 2015 as higher NGL sales at Judy Creek combined with a January 2016 SOEP condensate shipment, mostly offset natural declines.
First quarter of 2016 NGL production decreased 9 percent compared to the same period last year mainly due to natural declines combined with property dispositions, partly offset by the January 2016 SOEP condensate shipment.
Natural Gas
First quarter of 2016 natural gas production decreased 13 percent compared to the fourth quarter of 2015 primarily due to property divestments combined with natural declines.
First quarter of 2016 natural gas production decreased 28 percent compared to the same period last year. This was primarily due to property divestments in addition to natural declines and the impact of shut-in uneconomic natural gas production. Approximately 1,000 boe/d of uneconomic natural gas production remained shut-in during the first quarter of 2016.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	11

COMMODITY PRICES
Oil and Liquids Prices Excluding Realized Commodity Risk Management

	Three months ended
(U.S.$/bbl)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Average exchange rate (Cdn$1 = U.S.$)	0.73	0.75	0.81
Average Benchmark Prices
WTI oil	33.52	42.17	48.59
WCS Differential to WTI	(14.24)	(14.48)	(14.74)
WCS heavy oil	19.28	27.69	33.85

	Three months ended
(Cdn$/bbl)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Average Benchmark Prices
WTI oil	45.96	56.21	60.27
Edmonton par light oil	40.90	52.93	51.85
WCS heavy oil	26.40	36.86	42.01
Differentials to WTI
Edmonton par	(5.06)	(3.28)	(8.42)
WCS heavy oil	(19.56)	(19.35)	(18.26)
Average Sales Prices
Light oil	38.56	49.00	49.24
Heavy oil	15.63	28.72	37.37
Natural gas liquids	18.85	21.86	24.64
First quarter of 2016 U.S. dollar WTI price decreased 21 percent from the fourth quarter of 2015 to an average of U.S.$33.52/bbl. The ongoing global oil supply imbalance put further downward pressure on prices in the quarter. Volatility in crude oil prices during the first quarter of 2016 pushed the benchmark down as low as U.S.$26.19/bbl before prices recovered to U.S.$38.00/bbl by the end of the first quarter of 2016.
For Canadian producers, location and quality differentials as well as transportation bottlenecks influence the Canadian crude oil prices received. These differences are reflected by the light oil and heavy oil differentials relative to the U.S. based WTI and result in Canadian producers receiving discounted prices for their product. During the quarter, the heavy oil differentials remained relatively constant while the Canadian light oil differentials widened from the fourth quarter taking into account seasonality effects. The decline in the U.S. dollar WTI price was partially offset by the weakening of the Canadian dollar versus the U.S. dollar, resulting in a higher Canadian equivalent crude oil price. As Pengrowth reports its revenues in Canadian dollars, weakening of the Canadian dollar partly offset U.S. dollar WTI price declines in the first quarter of 2016.

Excluding realized commodity risk management gains, Pengrowth’s average realized price for light oil declined 21 percent and 22 percent in the first quarter of 2016 compared to the fourth and first quarters of 2015, respectively, consistent with the decline in benchmark prices. Heavy oil realized pricing declined approximately 46 percent and 58 percent in the first quarter of 2016 compared to the fourth and first quarters of 2015, respectively, primarily due to a combination of colder weather requiring more diluent in the blending process and higher prices for condensate blends.
Sales of natural gas liquids (NGLs) primarily comprise propane, butane, pentane and condensate. All NGLs experienced price reductions in the first quarter of 2016 due to over-supply, with propane's realization actually being negative in the first quarter of 2016. Negative realizations can occur when the transportation cost exceeds the product price, yet production may continue as NGLs are often byproducts of natural gas production.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	12

Natural Gas Prices Excluding Realized Commodity Risk Management

	Three months ended
(Cdn$)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Average Benchmark Prices
NYMEX gas (per MMBtu)	2.74	2.98	3.49
AECO monthly gas (per MMBtu)	2.11	2.65	2.96
Differential to NYMEX
AECO differential (per MMBtu)	(0.63)	(0.33)	(0.53)
Average Sales Prices
Natural gas (per Mcf) (1)	2.15	2.50	3.62

(1)	Average sales prices are recorded in Mcf to reflect the volumetric reporting standard for Pengrowth's natural gas.
Natural gas prices decreased considerably during the first quarter of 2016 with the average AECO price dropping by 20 percent and 29 percent compared to the fourth and first quarters of 2015, respectively. Transportation issues and lack of take-away capacity from the major producing centers in Alberta and British Columbia have resulted in significant discounts for Canadian natural gas compared to U.S. natural gas.
Pengrowth’s average sales price for natural gas declined 14 percent and 41 percent from the fourth and first quarters of 2015, respectively. Pengrowth sells its natural gas at several different sales points in addition to AECO monthly which can result in a significant variance between Pengrowth's realized natural gas price and the benchmark prices for the same period.
Total Average Sales Prices

	Three months ended
($/boe)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Average sales prices	19.94	26.56	31.39
Other production income including sulphur	0.28	0.50	0.64
Total oil and gas sales price	20.22	27.06	32.03
Realized commodity risk management gain	22.49	15.63	13.74
Total oil and gas sales price including realized commodity risk management	42.71	42.69	45.77

Pengrowth’s first quarter of 2016 average realized sales price, before the effects of commodity risk management activities, declined 25 percent from the fourth quarter of 2015 and 36 percent from the first quarter of 2015, in line with the declines in benchmark pricing. Pengrowth retains significant risk management contracts in place for crude oil and natural gas which provide support to cash flows and mitigate the impacts from lower benchmark prices.

Realized Commodity Risk Management Gains

	Three months ended
($ millions except per unit amounts)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Oil risk management	111.5	88.2	79.4
$/bbl (1)	41.06	29.73	32.81
Natural gas risk management	15.5	9.5	6.3
$/Mcf	1.18	0.63	0.35
Total realized gain	127.0	97.7	85.7
$/boe	22.49	15.63	13.74

(1)	Includes light and heavy oil.
Pengrowth has an active commodity risk management program which primarily uses forward price swaps and puts to manage the exposure to commodity price fluctuations and provide a measure of stability and predictability to cash flows. Changes in the business environment are regularly monitored by management and the Board of Directors to ensure that Pengrowth's active risk management program is adequate and aligned with the long term strategic goals

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	13

of the Corporation. In addition to forward price swaps and puts, Pengrowth also manages a part of its exposure to Canadian oil price differentials using financial swaps.
Realized commodity risk management gains and losses vary from period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the benchmark pricing for the commodities under risk management contracts. Realized losses result when the average fixed risk management contracted price is lower than the benchmark prices, while realized gains are recorded when the average fixed risk management contracted price is higher than the benchmark prices at settlement. Realized gains and losses directly impact cash flow for the period.
A realized commodity risk management gain of $127.0 million or $22.49/boe was recorded in the first quarter of 2016, compared to gains of $97.7 million or $15.63/boe in the fourth quarter of 2015 and $85.7 million or $13.74/boe in the first quarter of 2015, resulting from further declines in the oil and natural gas benchmark prices during the first quarter of 2016.
Changes in Fair Value of Commodity Risk Management Contracts

	Three months ended
($ millions)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Fair value of commodity risk management assets at period end	360.3	370.5	354.3
Less: Fair value of commodity risk management assets at beginning of period	370.5	335.2	421.1
Increase (decrease) in fair value of commodity risk management contracts for the period	(10.2)	35.3	(66.8)
Changes in fair value of commodity risk management contracts vary period to period and are a function of the volumes under risk management contracts, actual settlements of risk management contracts during the period, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contracts at the end of the period. A decrease in fair value of commodity risk management contracts occurs when the forward price curve moves higher in relation to the fixed price, with the magnitude of the change being proportional to the movement in the forward price curve. An increase in fair value of commodity risk management contracts occurs when the forward price curve moves lower in relation to the fixed price, with the magnitude of the change being proportional to the movement in the forward price curve. Changes in fair value of commodity risk management contracts are also affected by the change in volumes under risk management in the period. Changes in fair value of commodity risk management contracts are reported on the Consolidated Statements of Income (Loss) and do not impact cash flow for the period.
Pengrowth recorded a decrease in fair value of commodity risk management contracts of $10.2 million in the first quarter of 2016 as fair value of commodity risk management assets decreased at March 31, 2016 relative to the beginning of the period. The assets decreased at March 31, 2016 as a result of the actual settlements of contracts, or realized commodity risk management gains, of $127.0 million in the first quarter of 2016 partly offset by a downward movement in the forward curve pricing.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	14

Forward Contracts - Commodity and Power Risk Management
Pengrowth uses crude oil and natural gas swaps and puts to manage its exposure to commodity price fluctuations. In addition, financial and physical contracts are sometimes used to manage oil price differentials. These contracts, as well as the power risk management contracts in place at March 31, 2016, are summarized in the following table:

Crude Oil Swaps
Reference point	Remaining Term	Volume (bbl/d)	% of revised total 2016 oil production Guidance (1)	Price/bbl ($Cdn) (2)
WTI	Apr 1, 2016 - Dec 31, 2016	20,498	72%	87.79
WTI	2017	15,000	53%	65.77
WTI	2018	5,500	19%	80.49
Crude Oil Differential Swaps
Reference point	Remaining Term	Volume (bbl/d)	% of revised total 2016 oil production Guidance (1)	Price/bbl ($Cdn)
Edmonton Light Sweet	Apr 1, 2016 - Dec 31, 2016	7,000	25%	Cdn WTI less $6.85
Western Canada Select	Apr 1, 2016 - Dec 31, 2016	8,000	28%	Cdn WTI less $18.32
Natural Gas Swaps and Puts
Reference point	Remaining Term	Volume (MMBtu/d)	% of revised 2016 natural gas production Guidance	Price/MMBtu ($Cdn)
AECO	Apr 1, 2016 - Dec 31, 2016	124,793	97%	3.25
AECO	2017	90,594	70%	3.47
AECO	2018	66,347	51%	3.59
AECO	2019	2,370	2%	3.52
Power
Reference point	Remaining Term	Volume (MW)	% of estimated power purchases	Price/MWh ($Cdn)
AESO	Apr 1, 2016 - Dec 31, 2016	20	32%	44.13

(1)	Includes light and heavy crude oil.

(2)	WTI $U.S. contracts were converted at the period end exchange rate.
As a result of the 2015 divestment program, 2016 natural gas risk management contracts represent over 90 percent of revised 2016 production Guidance.
See the Commodity Price Contracts section in Note 11 to the March 31, 2016 unaudited Consolidated Financial Statements for more information.
Commodity and Power Price Sensitivity on Risk Management Contracts as at March 31, 2016

($ millions)
Oil swaps	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	(13.0)	13.0
Oil differentials	Cdn$1 decrease in future oil differential	Cdn$1 increase in future oil differential
Increase (decrease) to fair value of financial differential risk management contracts	(4.1)	4.1
Natural gas swaps and puts	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	(22.9)	22.9
The changes in fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Consolidated Statements of Income (Loss) during the period. The effect on cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	15

If each commodity risk management contract were to have settled at March 31, 2016, revenue and cash flow would have been $360.3 million higher than if the risk management contracts were not in place based on the estimated fair value of the risk management contracts at period end. The $360.3 million is composed of net assets of $254.3 million relating to risk management contracts expiring within one year and assets of $106.0 million relating to risk management contracts expiring beyond one year.
Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Consolidated Balance Sheets at their fair value and recognizes changes in fair value of commodity risk management contracts on the Consolidated Statements of Income (Loss). The volatility in net income (loss) will continue to the extent that the fair value of the commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s cash flow until realized.
Realized commodity risk management gains (losses) on crude oil and natural gas contracts are recorded separately on the Consolidated Statements of Income (Loss) and impact cash flow at that time. Realized risk management gains (losses) on power contracts are recorded in operating expenses and the unrealized amounts are recorded in other (income) expense.
Given the low commodity price environment and Pengrowth's level of debt, the Board of Directors approved a one time measure on September 18, 2015 which allows for up to 90 percent of estimated production to be under risk management until December 31, 2018. After December 31, 2018, the 90 percent limit is expected to revert to the previous limit of 65 percent for a rolling 1 to 24 month period, 50 percent for a rolling 25 to 48 month period, and 25 percent for a rolling 49 to 60 month period.
As at March 31, 2016, Pengrowth's Board has authorized it to sell forward its production and purchase risk management contracts by product volume or power purchases as follows:

Forward Period	Percent of Estimated Production	Forward Period	Percent of Estimated Power Purchases
1 - 33 Months	Up to 90%	1 - 24 Months	Up to 80%
34 - 48 Months	Up to 50%	25 - 36 Months	Up to 50%
49 - 60 Months	Up to 25%	37 - 60 Months	Up to 25%
OIL AND GAS SALES EXCLUDING REALIZED COMMODITY RISK MANAGEMENT
Oil and Gas Sales Contribution Analysis
The following table shows the contribution of each product category to oil and gas sales:

	Three months ended
($ millions except percentages)	Mar 31, 2016	% of total	Dec 31, 2015	% of total	Mar 31, 2015	% of total
Light oil	47.0	41	63.8	38	83.2	41
Heavy oil	23.4	21	47.8	28	27.3	14
Natural gas liquids	14.0	12	16.5	10	19.9	10
Natural gas	28.2	25	37.9	22	65.5	33
Other income including sulphur	1.6	1	3.1	2	4.0	2
Total oil and gas sales (1)	114.2		169.1		199.9

(1)	Excluding realized commodity risk management.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	16

Price and Volume Analysis
Quarter ended March 31, 2016 versus Quarter ended December 31, 2015
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Quarter ended December 31, 2015 (1)	63.8	47.8	16.5	37.9	3.1	169.1
Effect of change in product prices and differentials	(12.7)	(19.6)	(2.2)	(4.6)	—	(39.1)
Effect of change in sales volumes	(4.1)	(4.8)	(0.3)	(5.1)	—	(14.3)
Other	—	—	—	—	(1.5)	(1.5)
Quarter ended March 31, 2016 (1)	47.0	23.4	14.0	28.2	1.6	114.2

(1)	Excluding realized commodity risk management.

(2)	Primarily sulphur sales.
Light oil sales decreased 26 percent in the first quarter of 2016 compared to the fourth quarter of 2015 driven by a 21 percent decrease in average realized prices, in line with the decrease to Edmonton par light oil benchmark price, and lower light oil sales volumes. Heavy oil realized pricing decreased 46 percent in the first quarter of 2016, combined with lower volumes due to property dispositions at the end of 2015, resulting in a 51 percent decrease in heavy oil sales. NGL sales decreased 15 percent from the fourth quarter of 2015 in response to a decline in commodity prices. Natural gas sales decreased 26 percent, compared to the fourth quarter of 2015 driven by a 14 percent decline in average realized prices for natural gas, consistent with lower natural gas benchmark prices, and lower sales volumes as a result of minor property dispositions at the end of 2015.
Quarter ended March 31, 2016 versus Quarter ended March 31, 2015
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (2)	Total
Quarter ended March 31, 2015 (1)	83.2	27.3	19.9	65.5	4.0	199.9
Effect of change in product prices and differentials	(13.0)	(32.5)	(4.3)	(19.4)	—	(69.2)
Effect of change in sales volumes	(23.2)	28.6	(1.6)	(17.9)	—	(14.1)
Other	—	—	—	—	(2.4)	(2.4)
Quarter ended March 31, 2016 (1)	47.0	23.4	14.0	28.2	1.6	114.2

(1)	Excluding realized commodity risk management.

(2)	Primarily sulphur sales.
Light oil sales decreased 44 percent in the first quarter of 2016 compared to the same period in 2015 due to a 22 percent decrease in average realized prices combined with lower light oil sales volumes. First quarter of 2016 heavy oil sales decreased 14 percent compared to the same period last year resulting from a 58 percent decrease in average realized prices due primarily to a combination of colder weather requiring more diluent in the blending process and higher prices for condensate blends, offset by the inclusion of the Lindbergh Phase 1 sales volumes. NGL sales decreased 30 percent also driven by the impact of lower commodity prices and lower volumes. Natural gas sales decreased 57 percent primarily due to significantly lower natural gas benchmark prices relative to the first quarter of 2015 combined with lower natural gas sales volumes.
ROYALTY EXPENSES

($ millions except per boe amounts and percentages)	Three months ended
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Royalty expenses	8.1	19.1	24.8
$/boe	1.43	3.06	3.97
Royalties as a percent of oil and gas sales (%) (1)	7.1	11.3	12.4

(1)	Excluding realized commodity risk management.
Royalties include Crown, freehold, overriding royalties and mineral taxes. Lindbergh Phase 1 royalties are also incorporated as of April 1, 2015.
The applicable Lindbergh Phase 1 royalty rates are price sensitive and change depending on whether the project is pre-payout or post-payout. The project will reach payout when its cumulative revenues exceed its cumulative eligible

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	17

costs. The royalty rate applicable to the pre-payout Lindbergh Phase 1 project varies from 1 percent when the monthly Cdn$ equivalent WTI price is less than or equal to $55/bbl to 9 percent when the Cdn$ equivalent WTI price is in excess of $120/bbl. The Lindbergh Phase 1 project is currently in pre-payout.
First quarter of 2016 royalties as a percentage of sales decreased to 7.1 percent from 11.3 percent in the fourth quarter of 2015 and 12.4 percent in the first quarter of 2015 primarily driven by the downward impact of lower commodity prices on royalty rates and a favourable prior year freehold mineral tax adjustment. This was partly offset by lower royalty incentives including Gas Cost Allowance ("GCA") in the first quarter of 2016.
OPERATING EXPENSES

($ millions except per boe amounts)	Three months ended
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Operating expenses	70.1	81.4	92.9
$/boe	12.41	13.02	14.89
First quarter of 2016 operating expenses decreased $11.3 million or 14 percent compared to the fourth quarter of 2015 primarily due to the absence of operating expenses related to divested properties and favourable adjustments to prior periods resulting from lower activity and supplier rates. On a per boe basis, first quarter of 2016 operating expenses decreased $0.61/boe compared to the fourth quarter of 2015 primarily due to divestment of properties with higher per boe operating expenses and ongoing cost reduction efforts.
First quarter of 2016 operating expenses decreased $22.8 million or 25 percent compared to the first quarter of 2015 due to the absence of expenses related to divested properties and lower utility costs combined with reduced activity and third party service rates, as noted above. Partly offsetting these decreases was inclusion of the Lindbergh Phase 1 operating expenses starting on April 1, 2015. On a per boe basis, first quarter of 2016 operating expenses decreased $2.48/boe compared to the first quarter of 2015, primarily due to lower costs as described above, and inclusion of Lindbergh Phase 1 operating expenses of $8.81/boe, which are lower than the average per boe operating expenses.
TRANSPORTATION EXPENSES

($ millions except per boe amounts)	Three months ended
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Transportation expenses	8.8	9.6	9.6
$/boe	1.56	1.54	1.54
First quarter of 2016 transportation expenses decreased $0.8 million compared to the fourth and first quarters of 2015. This was primarily due to lower natural gas volumes being directly marketed and delivered to the Chicago sales point. Lower trucking expenses partly offset by incremental Lindbergh Phase 1 production transportation expenses also contributed to the transportation expense decrease in the first quarter of 2016 compared to the first quarter of 2015.
On a per boe basis, first quarter of 2016 transportation expenses remained relatively unchanged compared to the fourth and first quarters of 2015 as the impact of lower transportation expenses in the first quarter of 2016 was offset by lower production volumes.
Pengrowth incurs transportation expenses for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth also incurs transportation expenses on its oil and NGL production including sales product trucking costs and pipeline costs up to the custody transfer point. As at March 31, 2016, Pengrowth has elected to sell approximately 78 percent of its production at market points beyond the wellhead, incurring transportation costs prior to custody transfer points. The transportation expenses are dependent upon third party rates and the distance the product travels prior to changing ownership or custody.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	18

OPERATING NETBACKS
Pengrowth’s operating netbacks have been calculated by taking balances directly from the Consolidated Statements of Income (Loss) and dividing by production for the period. Certain assumptions have been made in allocating operating expenses and royalty injection credits between products. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures.

Combined Netback Including Realized Commodity Risk Management ($/boe)	Three months ended
	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Oil & gas sales (includes other income)	20.22	27.06	32.03
Royalties	(1.43)	(3.06)	(3.97)
Operating expenses	(12.41)	(13.02)	(14.89)
Transportation expenses	(1.56)	(1.54)	(1.54)
Operating netback before realized commodity risk management	4.82	9.44	11.63
Realized commodity risk management	22.49	15.63	13.74
Operating netback	27.31	25.07	25.37

Light Oil Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	38.56	49.00	49.24
Royalties	(3.59)	(7.48)	(8.18)
Operating expenses	(15.49)	(17.84)	(15.59)
Transportation expenses	(1.13)	(1.12)	(2.13)
Light oil operating netback	18.35	22.56	23.34
Heavy Oil Netback Excluding Realized Commodity Risk Management ($/bbl) (1)
Sales	15.63	28.72	37.37
Royalties	(0.74)	(1.10)	(4.31)
Operating expenses	(10.19)	(11.26)	(18.34)
Transportation expenses	(2.83)	(2.30)	(1.54)
Heavy oil operating netback	1.87	14.06	13.18
NGLs Netback Excluding Realized Commodity Risk Management ($/bbl)
Sales	18.85	21.86	24.64
Royalties	(5.07)	(4.65)	(8.20)
Operating expenses	(13.65)	(14.20)	(14.40)
NGLs operating netback	0.13	3.01	2.04
Natural Gas Netback Excluding Realized Commodity Risk Management ($/Mcf)
Sales	2.15	2.50	3.62
Royalties (2)	0.08	(0.26)	(0.07)
Operating expenses	(1.97)	(1.89)	(2.30)
Transportation expenses	(0.24)	(0.28)	(0.27)
Natural gas operating netback ($/Mcf)	0.02	0.07	0.98
Natural gas operating netback ($/boe)	0.12	0.42	5.88
CONTRIBUTION BASED ON OPERATING NETBACKS
Light oil	88%	52%	57%
Heavy oil	11%	42%	14%
Natural gas liquids	—%	4%	3%
Natural gas	1%	2%	26%

(1)	Includes Lindbergh operating results.

(2)	Includes a favourable prior period freehold mineral tax adjustment.
Pengrowth realized an operating netback including commodity risk management of $27.31/boe in the first quarter of 2016 representing a 9 percent increase compared to the fourth quarter of 2015 and an 8 percent increase compared

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	19

to the first quarter of 2015. This was primarily a result of lower royalties and operating expenses as realized commodity risk management gains offset steep benchmark price declines seen in the first quarter of 2016.
GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended
($ millions)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Cash G&A before share based compensation expense	16.8	15.9	24.0

Share based compensation expense:
Cash-settled share based compensation	2.0	(0.1)	0.9
Share-settled share based compensation (1)	3.7	2.3	4.4
Total share based compensation expense	5.7	2.2	5.3
Total G&A (1)	22.5	18.1	29.3

($ millions except per boe amounts)
Cash G&A expenses	18.8	15.8	24.9
$/boe	3.33	2.53	3.99
Non-cash G&A expenses (1)	3.7	2.3	4.4
$/boe	0.65	0.37	0.71
Total G&A (1)	22.5	18.1	29.3
$/boe	3.98	2.90	4.70

(1)	Net of recoveries and capitalization, as applicable.
First quarter of 2016 total cash G&A expenses increased $3.0 million or $0.80/boe compared to the fourth quarter of 2015 mainly driven by timing of professional fees and an increase in cash-settled share based compensation expense. The increase in the cash-settled share based compensation expense was due to expensing of the annual grants and the mark-to-market impact of the increasing share price. The March 31, 2016 closing share price increased 67 percent relative to December 31, 2015, increasing the reported cash-settled share based compensation expense. No cash outlay is made until the actual exercise. See Note 8 to the March 31, 2016 unaudited Consolidated Financial Statements for additional information on Pengrowth's cash-settled LTIP. The compensation costs associated with these plans are expensed over the applicable vesting periods.
First quarter of 2016 total cash G&A expenses decreased $6.1 million or $0.66/boe compared to the first quarter of 2015 primarily due to lower personnel costs, resulting from significant staff reductions in 2015, combined with lower IT and office expenses. These decreases were partly offset by lower recoveries in the first quarter of 2016 and an increase in the cash-settled share based compensation expense noted above.
The non-cash component of G&A represents the compensation expenses associated with Pengrowth’s share-settled LTIP. See Note 8 to the March 31, 2016 unaudited Consolidated Financial Statements for additional information on Pengrowth's share-settled LTIP. The compensation costs associated with these plans are expensed over the applicable vesting periods.
First quarter of 2016 non-cash G&A expenses increased $1.4 million compared to the fourth quarter of 2015 due to the absence of the fourth quarter of 2015 reduction in the LTIP performance multiplier. First quarter of 2016 non-cash G&A expenses decreased $0.7 million compared to the same period in 2015 primarily due to higher forfeiture rates related to 2015 staff reductions.
During the three months ended March 31, 2016, $0.7 million (March 31, 2015 - $3.2 million) of directly attributable G&A costs were capitalized to Property, Plant and Equipment ("PP&E").

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	20

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended
($ millions except per boe amounts)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Depletion, depreciation and amortization	95.6	104.9	112.9
$/boe	16.93	16.78	18.09
Accretion	4.0	3.9	4.5
$/boe	0.71	0.62	0.72
First quarter of 2016 DD&A expense decreased $9.3 million compared to the fourth quarter of 2015 primarily due to lower net book values resulting from the fourth quarter of 2015 PP&E impairment charges and property divestments.
First quarter of 2016 DD&A expense decreased $17.3 million compared to the first quarter of 2015 due to lower net book values resulting from 2015 PP&E impairment charges combined with the absence of depletion on divested properties.
First quarter of 2016 ARO accretion expense remained relatively unchanged compared to the first and fourth quarters of 2015.
INTEREST AND FINANCING CHARGES

	Three months ended
($ millions)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Interest and financing charges	27.3	28.5	30.1
Capitalized interest	(0.8)	(0.6)	(10.4)
Total interest and financing charges	26.5	27.9	19.7
At March 31, 2016, Pengrowth had approximately $1.6 billion in total debt before working capital, composed of $1.5 billion of fixed rate debt (December 31, 2015 - $1.6 billion), minimal credit facility borrowings (December 31, 2015 - $0.1 billion) and $0.1 billion of convertible debentures (December 31, 2015 - $0.1 billion). Total fixed rate debt consists primarily of U.S. dollar denominated notes at a weighted average interest rate of 5.8 percent. The convertible debentures have a 6.25 percent coupon.
First quarter of 2016 interest and financing charges, before capitalized interest, decreased $1.2 million and $2.8 million compared to the fourth and first quarters of 2015, respectively. This is mainly due to lower borrowings on the credit facilities in the first quarter of 2016, resulting from utilization of disposition proceeds, and the absence of interest relating to the U.K. term debt repaid on December 1, 2015 combined with the gain on redemption of convertible debentures. This was partially offset by higher Canadian equivalent interest expense on U.S. term debt, resulting from the weaker average Canadian Dollar.
Following commercial declaration of the Lindbergh project on April 1, 2015, Pengrowth ceased capitalizing interest on the Lindbergh Phase 1 project. In accordance with IFRS, interest is capitalized for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the three months ended March 31, 2016, $0.8 million (March 31, 2015 - $10.4 million) of interest was capitalized on the Lindbergh project to PP&E using Pengrowth's weighted average cost of debt of 5.7 percent (March 31, 2015 - 5.4 percent).
TAXES
Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a deferred tax recovery of $2.2 million in the first quarter of 2016, compared to deferred tax recoveries of $108.4 million and $4.9 in the fourth and first quarters of 2015, respectively. This is primarily due to temporary differences related to unrealized risk management gains in the first quarter of 2016 and PP&E impairment charges recorded in the fourth quarter of 2015.
No current income taxes were paid by Pengrowth in the first quarter of 2016 or in 2015. See Note 6 to the unaudited Consolidated Financial Statements for additional information.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	21

FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended
($ millions)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Currency exchange rate (Cdn$1 = U.S.$) at period end	0.77	0.72	0.79
Unrealized foreign exchange gain (loss) on U.S. dollar denominated debt (1)	97.1	(55.7)	(126.4)
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt (1)	2.6	(0.1)	(4.7)
Total unrealized foreign exchange gain (loss) from translation of foreign denominated debt	99.7	(55.8)	(131.1)
Unrealized gain (loss) on U.S. foreign exchange risk management contracts	(65.2)	31.0	(46.9)
Unrealized gain (loss) on U.K. foreign exchange risk management contracts	(2.4)	(0.2)	4.0
Total unrealized gain (loss) on foreign exchange risk management contracts	(67.6)	30.8	(42.9)
Net unrealized foreign exchange gain (loss)	32.1	(25.0)	(174.0)
Net realized foreign exchange gain (loss)	(1.5)	0.3	82.6

(1)	Includes both principal and interest.
As 88 percent of Pengrowth’s senior debt before working capital is denominated in foreign currencies, the majority of Pengrowth’s unrealized foreign exchange gains and losses are attributable to the translation of this debt into Canadian dollars and changes in the fair value of the related foreign exchange swap contracts Pengrowth employs to manage this risk.
The gains or losses on principal restatement each period are calculated by comparing the translated Canadian dollar balance of foreign currency denominated long term debt from one period to another. The magnitude of the gains and losses is proportionate to the magnitude of the exchange rate fluctuation between the opening and closing rates for the respective periods and the amount of debt denominated in a foreign currency.
U.S. Swap Contracts
Pengrowth holds a series of swap contracts which were transacted in order to fix the foreign exchange rate on a portion of principal for Pengrowth’s U.S. dollar denominated term debt. The swaps partially offset foreign exchange gains/losses on U.S. dollar denominated debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt.
At March 31, 2016, Pengrowth held a total of U.S.$920.0 million in foreign exchange swap contracts at a weighted average fixed rate of U.S.$0.78 per Cdn$1.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate (Cdn$1 = U.S.$)
Swap	July 2017	400.0	400.0	100%	0.79
Swap	August 2018	265.0	265.0	100%	0.78
Swap	October 2019	35.0	35.0	100%	0.78
Swap	May 2020	115.5	115.0	100%	0.78
Swap	October 2022	105.0	105.0	100%	0.77
No contracts	October 2024	195.0	—	—%	—
		1,115.5	920.0	82%
At March 31, 2016, the fair value of the U.S. foreign exchange derivative contracts was an asset of Cdn$12.0 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
U.K. Swap Contracts
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. At March 31, 2016, Pengrowth held the following contract fixing the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt maturing in October 2019:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate (Cdn$1 = U.K. pound sterling)
15.0	October 2019	0.63

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	22

At March 31, 2016, the fair value of the U.K. foreign exchange derivative contracts was a net asset of $3.7 million and has been included on the Consolidated Balance Sheets. Changes in the fair value of these contracts between Balance Sheet dates are reported on the Consolidated Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.
Foreign Exchange Rate Sensitivity
At March 31, 2016, each Cdn$0.01 exchange rate change would result in approximately a Cdn$9.2 million pre-tax change in the fair value of the U.S. risk management contracts and a Cdn$0.2 million pre-tax change in the fair value of the U.K. risk management contracts.
ASSET RETIREMENT OBLIGATIONS - NET PRESENT VALUE
At March 31, 2016, Pengrowth's ARO liability increased $68.9 million mainly due to a change in the risk free discount rate from 2.3 percent at December 31, 2015 to 2.0 percent at March 31, 2016 which increased the ARO liability by $75.4 million. The rate change reflects a decrease in the 30 year Canadian Government long term bond rate which drives Pengrowth’s estimate of the ARO discount rate. Partly offsetting this increase were reductions resulting from property divestments.
Pengrowth has estimated the net present value of its total ARO to be $772.3 million as at March 31, 2016 (December 31, 2015 – $703.4 million), based on a total escalated future liability of $1.7 billion (December 31, 2015 – $1.7 billion). The majority of the costs are expected to be incurred between 2040 and 2080. A risk free discount rate of 2.0 percent per annum and an ARO specific inflation rate of 1.5 percent were used to calculate the net present value of the ARO at March 31, 2016.
ACQUISITIONS AND DISPOSITIONS

	Three months ended
($ millions)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Property acquisitions	—	—	—
Proceeds on property dispositions	12.8	183.4	0.5
Cash dispositions	12.8	183.4	0.5
During the first quarter of 2016, Pengrowth had no acquisition activity and successfully closed several minor property dispositions for aggregate proceeds of $12.8 million.
WORKING CAPITAL
Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Consolidated Balance Sheets, excluding bank indebtedness and the current portions of long term debt and convertible debentures, as applicable.
At March 31, 2016, Pengrowth had a working capital surplus of $178.5 million compared to a working capital surplus of $185.3 million at December 31, 2015. The working capital surplus in both periods was a result of the current asset fair value of risk management contracts and receivables exceeding the current liabilities.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	23

FINANCIAL RESOURCES AND LIQUIDITY
Credit Facilities
Pengrowth has in place a $1.0 billion revolving, committed credit facility (“Credit Facility”) supported by a syndicate of eleven international and domestic banks in addition to a $50 million demand facility (“Demand Facility”) issued by a large Canadian financial institution. The Credit Facility was renewed in March 2015, without any material changes to its terms, conditions, financial covenants or committed amount, and matures in March 2019. Pengrowth can access the unutilized portion of the Credit Facility, provided it remains in compliance with all financial covenants.
Pengrowth's extendible revolving term Credit Facility had a $nil balance at March 31, 2016 (December 31, 2015 - $104.0 million) and $34.9 million of outstanding letters of credit (December 31, 2015 - $21.6 million). The Credit Facility includes an expansion feature of $250 million providing Pengrowth with up to $1.25 billion of notional credit capacity which can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. When utilized, the Credit Facility appears on the Consolidated Balance Sheets as long term debt.
Pengrowth's Demand Facility had a balance of $40.0 million at March 31, 2016 (December 31, 2015 - $2.5 million) and $1.3 million of outstanding letters of credit (December 31, 2015 - $1.4 million). When utilized, together with any overdraft amounts, the Demand Facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
Together, these two facilities provided Pengrowth with approximately $972 million of combined notional credit capacity at March 31, 2016, with the ability to expand the facilities by an additional $250 million. Use of the remaining credit capacity is still subject to compliance with all financial covenants.
Financial Covenants
The Corporation's ratio of trailing twelve month senior debt to Adjusted EBITDA increased to 3.1 times at March 31, 2016 from 2.9 times at December 31, 2015 as the impact of a decrease in Adjusted EBITDA outweighed the decrease in senior debt at March 31, 2016. Details of the calculation follow below.
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all relevant times during the preceding twelve months, and at March 31, 2016. All loan agreements can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.
Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In most circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay, refinance or re-negotiate the terms and conditions of the debt.
If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to property dispositions, monetizing risk management contracts, reducing capital expenditures as well as issuing equity.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	24

Covenant Calculations

Twelve month trailing actual covenants (1):		Mar 31, 2016	Dec 31, 2015	Limit
Senior debt before working capital to Adjusted EBITDA	=A÷D	3.1	2.9	< 3.5 times
Total debt before working capital to Adjusted EBITDA	=A÷D	3.1	2.9	< 4.0 times
Senior debt before working capital as a percentage of total book capitalization	=A÷B	49%	52%	< 55%
Adjusted EBITDA to interest expense	=D÷C	5.1	6.2	> 4 times
As at:
($ millions)		Mar 31, 2016	Dec 31, 2015	Change
Credit facilities (2)		42.0	107.7	(65.7)
Senior unsecured notes		1,514.2	1,611.8	(97.6)
Convertible debentures (3)		127.3	137.0	(9.7)
Total debt before working capital		1,683.5	1,856.5	(173.0)
Letters of credit		36.2	23.0	13.2
Senior debt before working capital for covenant purposes (4)	A	1,719.7	1,879.5	(159.8)

Total book capitalization (5)	B	3,513.5	3,644.5	(131.0)
Twelve months trailing:
($ millions, except ratios and percentages)
Net loss		(919.8)	(1,093.1)	173.3
Add (deduct):
Interest and financing charges	C	110.7	103.9	6.8
Deferred income tax recovery		(207.8)	(222.7)	14.9
Depletion, depreciation, amortization and accretion		454.6	472.4	(17.8)
EBITDA		(562.3)	(739.5)	177.2
Add other items:
Impairment		1,000.5	1,000.5	—
Loss on disposition of properties		102.3	98.1	4.2
Other non-cash items (6)		20.8	284.3	(263.5)
Adjusted EBITDA	D	561.3	643.4	(82.1)

(1)
The actual covenants presented in the table reflect those closest to the limits. Calculations for each financial covenant are based on specific definitions within the agreements and contain adjustments, pursuant to the agreements, some of which can not be readily replicated by referring to Pengrowth’s Consolidated Financial Statements.

(2)	Includes bank indebtedness.

(3)	For the purposes of covenant calculations only, convertible debentures are considered senior debt.

(4)	Includes current and long term portions, as applicable.

(5)	Total book capitalization includes senior debt before working capital for covenant purposes plus Shareholders' Equity per the Consolidated Balance Sheets.

(6)	Includes the impact of changes in fair value of commodity risk management contracts, unrealized foreign exchange on long term debt, and other adjustments pursuant to the actual covenant calculations.
Total Debt Before Working Capital Continuity

(Cdn$ millions)	December 31, 2015 vs. March 31, 2016
Total debt before working capital at December 31, 2015	1,856.5
Increase (decrease) due to:
Foreign exchange impact of the stronger Canadian dollar on U.S. denominated debt	(95.1)
Foreign exchange impact of the stronger Canadian dollar on U.K. denominated debt	(2.6)
Credit facilities paid down during the first quarter 2016	(65.7)
Convertible debenture paid down during the first quarter 2016	(9.7)
Other	0.1
Total decrease	(173.0)
Total debt before working capital at March 31, 2016	1,683.5

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	25

As of March 31, 2016, Pengrowth's long term notes denominated in foreign currencies comprised 88 percent of the total debt before working capital. Each long term note is governed by a Note Purchase Agreement. These notes have fixed coupon rates and maturity dates between 2017 and 2024.
At March 31, 2016, total debt before working capital decreased $173.0 million compared to December 31, 2015, as per the table above. As the majority of Pengrowth's debt is denominated in U.S. dollars and U.K. pound sterling, the stronger period end Canadian dollar drove down reported senior debt before working capital relative to December 31, 2015.
Pengrowth's Board of Directors authorized Normal Course Issuer Bid ("NCIB") to allow up to 10 percent or $13.7 million of face value of convertible debentures to be repurchased by the Corporation. Through March 31, 2016, Pengrowth repurchased $9.7 million of principal amount of convertible debentures. See Note 3 to the March 31, 2016 unaudited Consolidated Financial Statements for more information.
Despite lower commodity prices, drawings under the credit facilities decreased $65.7 million in the first quarter of 2016 as surplus funds flow and proceeds from divestment activities were used to pay down the outstanding credit facility balance. Pengrowth manages its foreign exchange exposure through swap contracts with the fair value reflected as an asset of Cdn$15.7 million on the Consolidated Balance Sheets at March 31, 2016. This fair value is not reflected in the above table.
Off-Balance Sheet Financing
Pengrowth does not have any off-balance sheet financing arrangements.
FINANCIAL INSTRUMENTS
Pengrowth uses financial instruments to manage its exposure to commodity and power price fluctuations and foreign currency exposure. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the December 31, 2015 audited Consolidated Financial Statements for a description of the accounting policies for financial instruments and Note 11 to the March 31, 2016 unaudited Consolidated Financial Statements for additional information regarding the fair value of Pengrowth’s financial instruments.
FUNDS FLOW FROM OPERATIONS AND DIVIDENDS
The following table provides funds flow from operations, dividends declared, the excess of funds flow from operations over dividends and payout ratio:

	Three months ended
($ millions, except per share amounts)	Mar 31, 2016	Dec 31, 2015	Mar 31, 2015
Funds flow from operations	106.2	114.2	113.0
Dividends declared	—	5.5	42.9
Funds flow from operations less dividends declared	106.2	108.7	70.1
Per share	0.20	0.20	0.13
Payout ratio (1) (2)	—%	5%	38%

(1)	Payout ratio is calculated as dividends declared divided by funds flow from operations.

(2)	See definition under the section "Non-GAAP Financial Measures".
As a result of the depleting nature of oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of funds flow from operations less dividends declared, and as applicable, through the sale of existing properties, issuance of additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating funds flow from operations.
Funds flow from operations is derived from producing and selling oil, natural gas and related products and is therefore highly dependent on commodity prices. Pengrowth enters into forward commodity risk management contracts to mitigate price volatility and to provide a measure of stability to cash flow. Details of commodity risk management contracts are contained in Note 11 to the March 31, 2016 unaudited Consolidated Financial Statements.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	26

DIVIDENDS
Pengrowth’s Board of Directors and management regularly review the level of dividends. Pengrowth’s Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements and the availability of debt and equity capital. In response to the low commodity price environment and near term price outlook, Pengrowth's Board of Directors suspended the quarterly payment of $0.01 per share on January 20, 2016. No cash dividend was paid in the first quarter of 2016 and no dividend is anticipated to be paid in the second quarter of 2016. The Board will continue to review the dividend policy on a quarterly basis.

	Dividend amounts paid (Cdn$ per share)
Month	2016	2015
January	—	0.04
February	—	0.04
March	—	0.02
Total dividends paid per share	—	0.10

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	27

SUMMARY OF QUARTERLY RESULTS
The following table is a summary of quarterly information for 2016, 2015 and 2014:

2016	Q1
Oil and gas sales ($ millions) (1)	114.2
Net income ($ millions)	25.0
Net income per share ($)	0.05
Net income per share - diluted ($)	0.05
Adjusted net income ($ millions)	0.5
Funds flow from operations ($ millions)	106.2
Dividends declared ($ millions)	—
Dividends declared per share ($)	—
Daily production (boe/d)	62,056
Total production (Mboe)	5,647
Average sales price ($/boe) (1)	19.94
Operating netback ($/boe) (3)	27.31
2015	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	199.9	249.9	211.9	169.1
Net loss ($ millions)	(160.5)	(134.4)	(329.6)	(468.6)
Net loss per share ($)	(0.30)	(0.25)	(0.61)	(0.86)
Net loss per share - diluted ($)	(0.30)	(0.25)	(0.61)	(0.86)
Adjusted net income (loss) ($ millions)	64.8	(38.9)	(374.0)	(463.4)
Funds flow from operations ($ millions) (2)	113.0	111.5	120.6	114.2
Dividends declared ($ millions)	42.9	30.8	21.8	5.5
Dividends declared per share ($)	0.08	0.06	0.04	0.01
Daily production (boe/d)	69,334	74,113	74,239	67,934
Total production (Mboe)	6,240	6,744	6,830	6,250
Average sales price ($/boe) (1)	31.39	36.58	30.75	26.56
Operating netback ($/boe) (2)	25.37	23.98	25.48	25.07
2014	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	429.2	407.1	369.1	291.5
Net income (loss) ($ millions)	(116.2)	(8.8)	52.2	(506.0)
Net income (loss) per share ($)	(0.22)	(0.02)	0.10	(0.95)
Net income (loss) per share - diluted ($)	(0.22)	(0.02)	0.10	(0.95)
Adjusted net income (loss) ($ millions)	(2.8)	(24.8)	3.4	(854.8)
Funds flow from operations ($ millions)	139.5	121.4	129.0	115.8
Dividends declared ($ millions)	62.8	63.3	63.6	63.9
Dividends declared per share ($)	0.12	0.12	0.12	0.12
Daily production (boe/d)	75,102	73,823	72,472	71,802
Total production (Mboe)	6,759	6,718	6,667	6,606
Average sales price ($/boe) (1)	63.00	60.08	54.73	43.61
Operating netback ($/boe) (3)	29.71	23.86	24.91	24.04

(1)	Excluding realized commodity risk management.

(2)	First, second and fourth quarters of 2015 funds flow from operations exclude $84.1 million, $9.8 million and $0.2 million, respectively, related to the settlement of foreign exchange swap contracts.

(3)	Including realized commodity risk management.
First quarter of 2016 average sales price decreased compared to all of the preceding quarters of 2015 and 2014, as per the table above, mostly driven by a continued decline in the benchmark prices. The impact of the declining benchmark prices on oil and gas sales has been offset somewhat by the weakening Canadian dollar throughout the two year period.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	28

Although oil and gas sales have declined significantly throughout 2016, 2015 and 2014, driven by a steep decline in the oil and natural gas benchmark prices, operating netbacks and funds flow from operations remained strong primarily due to realized commodity risk management gains.
First quarter of 2016 production was lower than all of the preceding quarters of 2015 and 2014 resulting primarily from property dispositions and natural declines due to capital spending curtailments in the current low commodity price environment. In contrast, the third quarter of 2015 production was the highest quarterly production since the first quarter of 2014 resulting from inclusion and ramp up of the Lindbergh Phase 1 production.
Quarterly net income (loss) has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, unrealized gain (loss) on investments, accretion of ARO, changes in fair value of commodity risk management contracts, unrealized foreign exchange gains (losses), gains (losses) on property divestments, and deferred income taxes. Funds flow from operations was also impacted by changes in royalty expense, operating and G&A costs.
SUBSEQUENT EVENT
Pengrowth received notification on May 2, 2016 from the NYSE that it has regained compliance with the continued listing standard as of April 29, 2016. The average closing price of Pengrowth’s common stock for the 30 trading days ended April 29, 2016 and the closing price of its common stock on April 29, 2016 both exceeded U.S.$1.00.
BUSINESS RISKS
Pengrowth is exposed to normal market risks inherent in the oil and natural gas business, the details of which are set out in the AIF of the Corporation dated February 24, 2016 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
DISCLOSURE AND INTERNAL CONTROLS
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act ("SOX") enacted in the United States.
At the end of the interim period ended March 31, 2016, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before March 31, 2016 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth's Consolidated Financial Statements. During the interim period ended March 31, 2016, no change occurred to Pengrowth's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth's internal control over financial reporting.
It should be noted that while Pengrowth’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

PENGROWTH First Quarter 2016 Management's Discussion and Analysis	29

PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)
(Unaudited)

		As at	As at
	Note	March 31, 2016	December 31, 2015
ASSETS
Current Assets
Accounts receivable		$121.3	$139.5
Fair value of risk management contracts	11	257.0	288.8
		378.3	428.3
Fair value of risk management contracts	11	121.7	166.7
Other assets		97.5	89.1
Property, plant and equipment	2	3,313.6	3,346.8
Exploration and evaluation assets		495.7	494.8
Deferred income taxes	6	27.2	25.0
TOTAL ASSETS		$4,434.0	$4,550.7

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Bank indebtedness	4	$42.0	$3.7
Accounts payable		173.4	217.8
Fair value of risk management contracts	11	4.6	3.4
Convertible debentures	3	127.3	—
Current portion of provisions	5	21.8	21.8
		369.1	246.7
Convertible debentures	3	—	137.0
Long term debt	4	1,514.2	1,715.8
Provisions	5	756.9	686.2
		2,640.2	2,785.7
Shareholders' Equity
Shareholders' capital	7	4,813.4	4,797.0
Contributed surplus		14.7	27.3
Deficit		(3,034.3)	(3,059.3)
		1,793.8	1,765.0
Subsequent event	13
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$4,434.0	$4,550.7
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2016 Financial Results	30

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Stated in millions of Canadian dollars, except per share amounts)
(Unaudited)

		Three months ended March 31
	Note	2016	2015
REVENUES
Oil and gas sales		$114.2	$199.9
Royalties, net of incentives		(8.1)	(24.8)
		106.1	175.1
Realized gain on commodity risk management	11	127.0	85.7
Change in fair value of commodity risk management contracts	11	(10.2)	(66.8)
		222.9	194.0
EXPENSES
Operating		70.1	92.9
Transportation		8.8	9.6
General and administrative		22.5	29.3
Depletion, depreciation and amortization	2	95.6	112.9
		197.0	244.7
OPERATING INCOME (LOSS)		25.9	(50.7)

Other (income) expense items
(Gain) loss on disposition of properties		3.7	(0.5)
Unrealized foreign exchange (gain) loss	12	(32.1)	174.0
Realized foreign exchange (gain) loss	12	1.5	(82.6)
Interest and financing charges		26.5	19.7
Accretion	5	4.0	4.5
Other income		(0.5)	(0.4)
INCOME (LOSS) BEFORE TAXES		22.8	(165.4)
Deferred income tax recovery	6	(2.2)	(4.9)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		$25.0	$(160.5)
NET INCOME (LOSS) PER SHARE	10
Basic		$0.05	$(0.30)
Diluted		$0.05	$(0.30)
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2016 Financial Results	31

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended March 31
	Note	2016	2015
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		$25.0	$(160.5)
Non-cash items
Depletion, depreciation, amortization and accretion		99.6	117.4
Deferred income tax recovery	6	(2.2)	(4.9)
Unrealized foreign exchange (gain) loss	12	(32.1)	174.0
Change in fair value of commodity risk management contracts	11	10.2	66.8
Share based compensation	8	3.7	4.4
(Gain) loss on disposition of properties		3.7	(0.5)
Other items		(1.7)	0.4
Foreign exchange derivative settlements		—	(84.1)
Funds flow from operations		106.2	113.0
Interest and financing charges		26.5	19.7
Expenditures on remediation	5	(5.0)	(3.2)
Change in non-cash operating working capital	9	(11.3)	(27.2)
		116.4	102.3
FINANCING
Dividends paid		—	(53.4)
Bank indebtedness	4	38.3	(7.5)
Long term debt (repayment)	4	(104.0)	42.0
Convertible debentures repurchase	3	(9.7)	—
Foreign exchange derivative settlements		—	84.1
Interest and financing charges paid		(35.8)	(35.9)
Proceeds from DRIP		—	9.1
		(111.2)	38.4
INVESTING
Capital expenditures		(8.7)	(98.4)
Proceeds on property dispositions		12.8	0.5
Contributions to remediation trust funds and other items		(7.7)	(6.4)
Change in non-cash investing working capital	9	(1.6)	(36.4)
		(5.2)	(140.7)
CHANGE IN CASH AND CASH EQUIVALENTS		—	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		—	—
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$—	$—
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2016 Financial Results	32

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended March 31
	Note	2016	2015
SHAREHOLDERS' CAPITAL	7
Balance, beginning of period		$4,797.0	$4,759.7
Share based compensation		16.4	11.3
Issued under DRIP		—	9.1
Balance, end of period		4,813.4	4,780.1

CONTRIBUTED SURPLUS
Balance, beginning of period		27.3	32.3
Share based compensation	8	3.8	4.7
Exercise of share based compensation awards		(16.4)	(11.3)
Balance, end of period		14.7	25.7

DEFICIT
Balance, beginning of period		(3,059.3)	(1,865.2)
Net income (loss)		25.0	(160.5)
Dividends declared		—	(42.9)
Balance, end of period		(3,034.3)	(2,068.6)

TOTAL SHAREHOLDERS' EQUITY		$1,793.8	$2,737.2
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2016 Financial Results	33

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED MARCH 31, 2016 (Unaudited)
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.
The Consolidated Financial Statements for the three months ended March 31, 2016 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2015 annual Consolidated Financial Statements. All accounting policies and methods of computation followed in the preparation of these Consolidated Financial Statements are consistent with the December 31, 2015 annual Consolidated Financial Statements.
The Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2015.
The Consolidated Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on May 3, 2016.

PENGROWTH First Quarter 2016 Financial Results	34

2.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2014	$7,497.8	$84.9	$7,582.7
Additions to PP&E	192.8	4.0	196.8
Property acquisitions	0.9	—	0.9
Change in asset retirement obligations	36.9	—	36.9
Divestitures	(754.9)	—	(754.9)
Balance, December 31, 2015	$6,973.5	$88.9	$7,062.4
Additions to PP&E	8.6	0.4	9.0
Change in asset retirement obligations	75.4	—	75.4
Divestitures	(81.2)	—	(81.2)
Balance, March 31, 2016	$6,976.3	$89.3	$7,065.6

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2014	$2,725.6	$70.3	$2,795.9
Depletion and amortization for the period	449.5	5.8	455.3
Impairment	810.0	—	810.0
Divestitures	(345.6)	—	(345.6)
Balance, December 31, 2015	$3,639.5	$76.1	$3,715.6
Depletion and amortization for the period	94.4	1.2	95.6
Divestitures	(59.2)	—	(59.2)
Balance, March 31, 2016	$3,674.7	$77.3	$3,752.0

Net book value	Oil and natural gas assets	Other equipment	Total
As at March 31, 2016	$3,301.6	$12.0	$3,313.6
As at December 31, 2015	$3,334.0	$12.8	$3,346.8
During the three months ended March 31, 2016, $0.7 million (March 31, 2015 – $3.2 million) of directly attributable general and administrative costs were capitalized to PP&E.
At March 31, 2016, $5.8 million (March 31, 2015 - $937.8 million) of net book value relating to the Lindbergh project was excluded from the calculation of depletion as those amounts were considered a project in the construction phase.
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the three months ended March 31, 2016, $0.8 million (March 31, 2015 – $10.4 million) of interest was capitalized on the Lindbergh Project to PP&E using Pengrowth's weighted average cost of debt of 5.7 percent (March 31, 2015 – 5.4 percent).

3.	CONVERTIBLE DEBENTURES
In February 2016, Pengrowth commenced a Normal Course Issuer Bid ("NCIB") for a portion of its Series B 6.25 percent coupon convertible unsecured subordinated debentures, in accordance with TSX requirements. Pursuant to the NCIB, Pengrowth intends to acquire up to $13.7 million principal amount of convertible debentures in the 12 month period that commenced on February 29, 2016 and will end on February 28, 2017, of which the amount represents 10 percent of the public float of outstanding convertible debentures as of February 19, 2016. Purchases under the NCIB are made by Pengrowth through the facilities of the TSX. The price that Pengrowth pays for the convertible debentures is the market price at the time of acquisition and any gain or loss resulting from the transaction is recorded as part of interest expense.

PENGROWTH First Quarter 2016 Financial Results	35

Through March 31, 2016, Pengrowth repurchased $9.7 million of principal amount of convertible debentures. Pengrowth paid $8.7 million, including $0.1 million of accrued interest, to repurchase the debentures resulting in a gain of $1.0 million which was credited against interest expense.
The following table summarizes the activity associated with the convertible debentures:

Series	Series B - 6.25 percent
Maturity date	Mar 31, 2017
Conversion price (per Pengrowth share)	$11.51
Balance, December 31, 2014	$137.2
Premium accretion	(0.2)
Balance, December 31, 2015	$137.0
Repurchase of convertible debentures	(9.7)
Balance, March 31, 2016	$127.3
Face value, March 31, 2016	$127.1

4.	LONG TERM DEBT AND BANK INDEBTEDNESS

LONG TERM DEBT

	As at
	March 31, 2016	December 31, 2015
U.S. dollar denominated senior unsecured notes:
400 million at 6.35 percent due July 2017	$519.2	$553.2
265 million at 6.98 percent due August 2018	343.8	366.4
35 million at 3.49 percent due October 2019	45.3	48.3
115.5 million at 5.98 percent due May 2020	149.7	159.6
105 million at 4.07 percent due October 2022	136.0	144.9
195 million at 4.17 percent due October 2024	252.4	269.0
	$1,446.4	$1,541.4
U.K. pound sterling denominated unsecured notes:
15 million at 3.45 percent due October 2019	$27.9	$30.5
Canadian dollar senior unsecured notes:
15 million at 6.61 percent due August 2018	$15.0	$15.0
25 million at 4.74 percent due October 2022	24.9	24.9
	$39.9	$39.9
Canadian dollar term credit facility borrowings	$—	$104.0
Total long term debt	$1,514.2	$1,715.8

Current portion of long term debt	$—	$—
Non-current portion of long term debt	1,514.2	1,715.8
	$1,514.2	$1,715.8
Pengrowth’s unsecured covenant based term credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of notional credit capacity from a syndicate of seven Canadian and four foreign banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity which is currently March 31, 2019.
This facility carries floating interest rates that are expected to range between 1.6 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At March 31, 2016, the facility had no drawings (December 31, 2015 – $104.0 million) and letters of credit in the amount of $34.9 million (December 31, 2015 – $21.6 million) were outstanding.

PENGROWTH First Quarter 2016 Financial Results	36

BANK INDEBTEDNESS
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At March 31, 2016, this facility was reduced by drawings of $40.0 million (December 31, 2015 – $2.5 million) and reduced by $1.3 million of outstanding letters of credit (December 31, 2015 – $1.4 million). When utilized together with any overdraft amounts, this facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
FINANCIAL COVENANTS
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at March 31, 2016. The covenants are substantially similar between the credit facilities and the senior unsecured notes.
The key financial covenants as at March 31, 2016 are summarized below:

Covenant	Limit	Actual at March 31, 2016 (1)
Total senior debt before working capital must not exceed 3.5 times EBITDA for the last four fiscal quarters	< 3.5 times	3.1 times
Total debt before working capital must not exceed 4.0 times EBITDA for the last four fiscal quarters	< 4.0 times	3.1 times
Total senior debt before working capital must be less than 55 percent of total book capitalization	< 55%	49%
EBITDA must not be less than four times interest expense for the last four fiscal quarters	> 4 times	5.1 times

(1)	As senior unsecured notes and Credit Facilities have slightly different covenant calculations, the calculated covenants at March 31, 2016 represent those closest to the limits.

5.	PROVISIONS
Provisions are composed of Asset Retirement Obligations ("ARO") and contract & other liabilities. The following table provides a continuity of the balances for the following periods:

	Asset retirement obligations	Contract & Other liabilities	Total
Balance, December 31, 2014	$780.8	$7.2	$788.0
Incurred during the period	16.8	1.0	17.8
Property dispositions	(112.4)	—	(112.4)
Expenditures on remediation/provisions settled	(19.0)	(0.8)	(19.8)
Other revisions	20.1	(1.2)	18.9
Accretion (amortization)	17.1	(1.6)	15.5
Balance, December 31, 2015	$703.4	$4.6	$708.0
Incurred during the period	—	1.0	1.0
Property dispositions	(5.5)	—	(5.5)
Revisions due to discount rate changes (1)	75.4	—	75.4
Expenditures on remediation/provisions settled	(5.0)	(0.2)	(5.2)
Other revisions	—	1.0	1.0
Accretion (amortization)	4.0	—	4.0
Balance, March 31, 2016	$772.3	$6.4	$778.7

(1)	Relates to the change in the risk free discount rate from 2.3 percent to 2.0 percent. The offset is recorded in PP&E.

PENGROWTH First Quarter 2016 Financial Results	37

As at March 31, 2016
Current	$20.9	$0.9	$21.8
Long term	751.4	5.5	756.9
	$772.3	$6.4	$778.7

As at December 31, 2015
Current	$20.9	$0.9	$21.8
Long term	682.5	3.7	686.2
	$703.4	$4.6	$708.0

The following assumptions were used to estimate the ARO liability:

	As at
	March 31, 2016	December 31, 2015
Total escalated future costs	$1,683.1	$1,701.7
Discount rate, per annum	2.0%	2.3%
Inflation rate, per annum	1.5%	1.5%
The majority of the ARO costs are expected to be incurred between 2040 and 2080.

6.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax recovery calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Three months ended
	March 31, 2016	March 31, 2015
Income (loss) before taxes	$22.8	$(165.4)
Combined federal and provincial tax rate (1)	27.08%	25.22%
Expected income tax (recovery) expense (1)	$6.2	$(41.7)
Change in unrecognized deferred tax asset	(5.5)	23.8
Foreign exchange (gain) loss (2)	(4.2)	11.6
Effect of change in corporate tax rate	0.4	0.3
Other including share based compensation	0.9	1.1
Deferred income tax recovery	$(2.2)	$(4.9)
(1) Expected income tax rate increased due to an increase in the corporate income tax rate in Alberta (from 10 percent to 12 percent).
(2) Reflects the 50 percent non-taxable portion of foreign exchange gains and losses and related risk management contracts.

7.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Three months ended		Year ended
	March 31, 2016		December 31, 2015
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	543,033	$4,797.0	533,438	$4,759.7
Share based compensation (non-cash exercised)	4,410	16.4	3,188	18.6
Issued for cash under Dividend Reinvestment Plan ("DRIP")	—	—	6,407	18.7
Balance, end of period	547,443	$4,813.4	543,033	$4,797.0

PENGROWTH First Quarter 2016 Financial Results	38

8.	LONG TERM INCENTIVE PLANS ("LTIP")
(i) SHARE-SETTLED LTIP
The following table provides a continuity of the share-settled LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2014	5,945	5,168	308
Granted	2,783	3,548	—
Forfeited	(1,952)	(1,587)	—
Exercised	(871)	(2,285)	(31)
Performance adjustment	(1,812)	—	—
Deemed dividends	547	497	25
Outstanding, December 31, 2015	4,640	5,341	302
Granted	2,962	6,346	—
Forfeited	(31)	(142)	—
Exercised	(1,695)	(2,715)	—
Outstanding, March 31, 2016	5,876	8,830	302
Commencing with the 2015 grants, Pengrowth may determine, at its sole discretion, that any shares issuable pursuant to new grants could be paid in cash equal to the fair market value of the shares otherwise issuable.
A rolling and reloading plan with a maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share-settled compensation plans in the aggregate, as approved by shareholders. As at March 31, 2016, the number of shares issuable under the share-settled compensation plans, in aggregate, represents 2.8 percent of the issued and outstanding common shares, which is within the limit.
PREVIOUS LTIP
As at March 31, 2016, 321,308 common shares (December 31, 2015 - 321,308 common shares) were reserved for issuance under the Deferred Entitlement Share Unit Plan ("DESU"). The DESUs are entitled to deemed dividends, as applicable.
(ii) CASH-SETTLED LTIP
CASH-SETTLED RESTRICTED SHARE UNITS ("CASH-SETTLED RSUs")
Commencing in 2016, certain employees now receive cash-settled RSUs in place of previously received share-settled LTIP. Each cash-settled RSU entitles the holder to a cash payment equivalent to the value of a number of Common Shares (including the reinvestment of deemed dividends, as applicable) which vest evenly over a period of three years or less. Compensation expense associated with the cash-settled RSUs is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period end share price and the number of cash-settled RSUs outstanding at each period end. Compensation expense is recognized in the Statements of Income (Loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates. As at March 31, 2016, $0.1 million (December 31, 2015 - $nil) was included in non-current provisions.
CASH-SETTLED PHANTOM DEFERRED SHARE UNITS ("PHANTOM DSUs")
As at March 31, 2016, Phantom DSUs, awarded to Directors, has a corresponding long term liability of $2.2 million (December 31, 2015 - $0.3 million). For the three months ended March 31, 2016, Pengrowth recorded a $1.9 million (March 31, 2015 - $0.9 million) compensation expense related to the Phantom DSUs. Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of Common Shares (including deemed dividends, as applicable) to be paid upon the individual ceasing to be a Director for any reason.

PENGROWTH First Quarter 2016 Financial Results	39

The following table provides a continuity of the cash-settled LTIP:

(number of share units - 000's)	Cash-settled RSUs	Phantom DSUs
Outstanding, December 31, 2014	—	134
Granted	—	239
Deemed dividends	—	24
Outstanding, December 31, 2015	—	397
Granted	4,468	975
Outstanding, March 31, 2016	4,468	1,372
(iii) TOTAL SHARE BASED COMPENSATION EXPENSE
Total share based compensation expenses are included in both General and administrative and operating expense on the Consolidated Statements of Income (Loss) and are composed of the following:

	Three months ended
	March 31, 2016	March 31, 2015
Non-cash share based compensation	$3.8	$4.7
Amounts capitalized in the period	(0.1)	(0.3)
Non-cash share based compensation expense	$3.7	$4.4

Cash-settled restricted share units	$0.1	$—

Cash-settled phantom deferred share unit expense	$1.9	$0.9
Total share based compensation expense	$5.7	$5.3

9.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL AND OTHER ASSETS

	Three months ended
Cash provided by (used for):	March 31, 2016	March 31, 2015
Accounts receivable	$18.3	$(5.1)
Accounts payable	(29.6)	(22.1)
	$(11.3)	$(27.2)
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended
Cash used for:	March 31, 2016	March 31, 2015
Accounts payable, including capital accruals	$(1.6)	$(36.4)

PENGROWTH First Quarter 2016 Financial Results	40

10.	AMOUNTS PER SHARE
The following table reconciles the weighted average number of shares used in the basic and diluted net income (loss) per share calculations:

	Three months ended
(000's)	March 31, 2016	March 31, 2015
Weighted average number of shares - basic	543,517	535,203
Dilutive effect of share based compensation plans	1,128	—
Weighted average number of shares - diluted	544,645	535,203
For the three months ended March 31, 2016, 5.3 million shares (March 31, 2015 - 5.3 million) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.
Further, for the three months ended March 31, 2016, 11.0 million shares (March 31, 2015 - 11.9 million) that are issuable on potential conversion of the convertible debentures were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

PENGROWTH First Quarter 2016 Financial Results	41

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
COMMODITY PRICE CONTRACTS
As at March 31, 2016, Pengrowth had the following contracts outstanding:

Financial Crude Oil Contracts:
Swaps
Differentials
Reference point	Term	Volume (bbl/d)	Price per bbl (Cdn)
Edmonton Light Sweet	Q2 2016	7,000	Cdn WTI less $6.85
Edmonton Light Sweet	Q3 2016	7,000	Cdn WTI less $6.85
Edmonton Light Sweet	Q4 2016	7,000	Cdn WTI less $6.85
Western Canada Select	Q2 2016	8,000	Cdn WTI less $18.32
Western Canada Select	Q3 2016	8,000	Cdn WTI less $18.32
Western Canada Select	Q4 2016	8,000	Cdn WTI less $18.32
Commodity
Reference point	Term	Volume (bbl/d)	Cdn$/bbl unless otherwise noted
WTI	Q2 2016	21,000	$88.82
WTI	Q3 2016	20,500	$87.40
WTI	Q4 2016	20,000	$87.12
WTI	2017	6,500	$74.24
WTI - $U.S.	2017	8,500	$45.65	$U.S.
WTI	2018	5,500	$80.49
Financial Natural Gas Contracts:
Swaps
Reference point	Term	Volume (MMBtu/d)	Price per MMBtu (Cdn)
AECO	Q2 2016	120,847	$3.22
AECO	Q3 2016	120,847	$3.22
AECO	Q4 2016	127,955	$3.30
AECO	Q1 2017	99,521	$3.52
AECO	Q2 2017	87,673	$3.45
AECO	Q3 2017	87,673	$3.45
AECO	Q4 2017	87,673	$3.45
AECO	2018	66,347	$3.59
AECO	2019	2,370	$3.52
Puts
Reference point	Term	Volume (MMBtu/d)	Price per MMBtu (Cdn)	Premium payable per MMBtu (Cdn)
AECO	Q2 2016	2,370	$3.48	$0.21
AECO	Q2 2016	2,370	$3.69	$0.29

PENGROWTH First Quarter 2016 Financial Results	42

Commodity Price Sensitivity on Risk Management Contracts as at March 31, 2016

Oil swaps	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	($13.0)	$13.0
Oil differentials	Cdn$1 decrease in future oil differential	Cdn$1 increase in future oil differential
Increase (decrease) to fair value of financial differential risk management contracts	($4.1)	$4.1
Natural gas swaps and puts	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	($22.9)	$22.9

Commodity Price Sensitivity on Risk Management Contracts as at March 31, 2015

Oil swaps and puts	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	($14.3)	$14.3
Oil differentials	Cdn$1 decrease in future oil differential	Cdn$1 increase in future oil differential
Increase (decrease) to fair value of financial differential risk management contracts	($3.2)	$3.2
Natural gas swaps and puts	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	($23.8)	$23.8
As at close March 31, 2016, the AECO gas spot price was $0.85/MMBtu (March 31, 2015 – $2.68/MMBtu). The WTI prompt monthly price was Cdn$49.90/bbl (March 31, 2015 – Cdn$60.29/bbl).

POWER PRICE CONTRACTS
As at March 31, 2016, Pengrowth had fixed the price applicable to future power costs as follows:

Financial Power Contracts:
Reference point	Term	Volume (MW)	Price per MWh (Cdn)
AESO	Q2 2016	20	$44.13
AESO	Q3 2016	20	$44.13
AESO	Q4 2016	20	$44.13
As at close March 31, 2016, the Alberta power pool spot price was $14.61/MWh (March 31, 2015 – $22.91/MWh). The average Alberta power pool price was $18.11/MWh for the three months ended March 31, 2016 (March 31, 2015 – $29.03/MWh).
Power Price Sensitivity on Risk Management Contracts as at March 31, 2016
Each $1/MWh change in future power prices would result in a pre-tax change in the unrealized gain (loss) on power risk management contracts outstanding as at March 31, 2016 of approximately $0.1 million.
FOREIGN EXCHANGE CONTRACTS
U.K. pound sterling Denominated Term Debt
Pengrowth entered into a foreign exchange risk management contract when it issued the U.K. pound sterling term note. This contract fixes the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate (Cdn$1 = U.K. pound sterling)
15.0	October 2019	0.63

PENGROWTH First Quarter 2016 Financial Results	43

U.S. Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate (Cdn$1 = U.S.$)
Swap	July 2017	400.0	400.0	100%	0.79
Swap	August 2018	265.0	265.0	100%	0.78
Swap	October 2019	35.0	35.0	100%	0.78
Swap	May 2020	115.5	115.0	100%	0.78
Swap	October 2022	105.0	105.0	100%	0.77
No contracts	October 2024	195.0	—	—	—
		1,115.5	920.0	82%

Foreign Exchange Rate Sensitivity
Foreign Exchange on Foreign Denominated Term Debt
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at March 31, 2016	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.2	$0.2
Unrealized foreign exchange risk management gain or loss	9.2	0.2
Net pre-tax impact on Consolidated Statements of Income (Loss)	$2.0	$—

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at March 31, 2015	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	4.5	0.7
Net pre-tax impact on Consolidated Statements of Income (Loss)	$7.4	$—
Interest Rate Sensitivity
Bank Interest Cost
As at March 31, 2016, Pengrowth had approximately $1.5 billion of current and non-current long term debt outstanding (December 31, 2015 - $1.7 billion) of which $nil million was based on floating interest rates (December 31, 2015 - $104.0 million). Therefore, Pengrowth had no interest rate risk as at March 31, 2016 (March 31, 2015 - $0.6 million).

PENGROWTH First Quarter 2016 Financial Results	44

Summary of Gains and Losses on Risk Management Contracts
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income (Loss).

As at and for the period ended March 31, 2016	Commodity contracts (1)	Power contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$257.0	$—	$—	$257.0
Non-current portion of risk management assets	106.0	—	15.7	121.7
Current portion of risk management liabilities	(2.7)	(1.9)	—	(4.6)
Risk management assets (liabilities), end of period	$360.3	$(1.9)	$15.7	$374.1
Less: Risk management assets (liabilities) at beginning of period	370.5	(1.7)	83.3	452.1
Unrealized loss on risk management contracts for the period	$(10.2)	$(0.2)	$(67.6)	$(78.0)
Realized gain (loss) on risk management contracts for the period	127.0	(1.1)	—	125.9
Total unrealized and realized gain (loss) on risk management contracts for the period	$116.8	$(1.3)	$(67.6)	$47.9

As at and for the period ended March 31, 2015	Commodity contracts (1)	Power contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$266.1	$—	$12.5	$278.6
Non-current portion of risk management assets	90.3	—	4.8	95.1
Current portion of risk management liabilities	(2.1)	(3.7)	(7.0)	(12.8)
Non-current portion of risk management liabilities	—	(1.0)	(2.4)	(3.4)
Risk management assets (liabilities), end of period	$354.3	$(4.7)	$7.9	$357.5
Less: Risk management assets (liabilities) at beginning of period	421.1	(2.9)	50.8	469.0
Unrealized loss on risk management contracts for the period	$(66.8)	$(1.8)	$(42.9)	$(111.5)
Realized gain (loss) on risk management contracts for the period	85.7	(1.7)	84.1	168.1
Total unrealized and realized gain (loss) on risk management contracts for the period	$18.9	$(3.5)	$41.2	$56.6

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Loss.

(2)	Unrealized gains and losses are included in other (income) expense. Realized gains and losses are included in operating expense.

(3)	Unrealized and realized gains and losses are included as part of separate line items in the Consolidated Statements of Loss.

PENGROWTH First Quarter 2016 Financial Results	45

FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, accounts payable, bank indebtedness and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term credit facility, as applicable, is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair values of the remediation trust funds are equal to their carrying amount as these assets are carried at their estimated fair value. The following tables provide fair value measurement information for financial assets and liabilities.

			Fair value measurements using:
As at March 31, 2016	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$88.0	$88.0	$88.0	$—	$—
Fair value of risk management contracts	378.7	378.7	—	378.7	—

Financial Liabilities
Convertible debentures	127.3	113.5	113.5	—	—
U.S. dollar denominated senior unsecured notes	1,446.4	1,524.7	—	1,524.7	—
Cdn dollar senior unsecured notes	39.9	42.3	—	42.3	—
U.K. pound sterling denominated unsecured notes	27.9	28.5	—	28.5	—
Fair value of risk management contracts	4.6	4.6	—	4.6	—

			Fair value measurements using:
As at December 31, 2015	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$79.6	$79.6	$79.6	$—	$—
Fair value of risk management contracts	455.5	455.5	—	455.5	—

Financial Liabilities
Convertible debentures	137.0	98.5	98.5	—	—
U.S. dollar denominated senior unsecured notes	1,541.4	1,606.9	—	1,606.9	—
Cdn dollar senior unsecured notes	39.9	42.2	—	42.2	—
U.K. pound sterling denominated unsecured notes	30.5	30.6	—	30.6	—
Fair value of risk management contracts	3.4	3.4	—	3.4	—

PENGROWTH First Quarter 2016 Financial Results	46

12.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended
	March 31, 2016	March 31, 2015
Currency exchange rate (Cdn$1 = U.S.$) at period end	$0.77	$0.79
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (1)	$(97.1)	$126.4
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt (1)	(2.6)	4.7
Total unrealized foreign exchange (gain) loss from translation of foreign denominated debt	$(99.7)	$131.1
Unrealized loss on U.S. foreign exchange risk management contracts	$65.2	$46.9
Unrealized (gain) loss on U.K. foreign exchange risk management contracts	2.4	(4.0)
Total unrealized loss on foreign exchange risk management contracts	$67.6	$42.9
Total unrealized foreign exchange (gain) loss	$(32.1)	$174.0
Total realized foreign exchange (gain) loss (2)	$1.5	$(82.6)

(1)	Includes both principal and interest.

(2)	2015 amount includes an $84.1 million gain from settlement of foreign exchange swap contracts.

13.	SUBSEQUENT EVENT
Pengrowth received notification on May 2, 2016 from the NYSE that it has regained compliance with the continued listing standard as of April 29, 2016. The average closing price of Pengrowth’s common stock for the 30 trading days ended April 29, 2016 and the closing price of its common stock on April 29, 2016 both exceeded U.S.$1.00.

PENGROWTH First Quarter 2016 Financial Results	47

CORPORATE PROFILE

DIRECTORS OF PENGROWTH ENERGY CORPORATION

John B. Zaozirny, Chairman
Corporate Director

Derek W. Evans
President and CEO,
Pengrowth Energy Corporation

Margaret L. Byl
Executive Director
Alberta Innovates

Wayne K. Foo
President & CEO,
Parex Resources Inc.

Kelvin B. Johnston
President
Wylander Crude Corp.

James D. McFarland
President and CEO,
Valeura Energy Inc.

Michael S. Parrett
Corporate Director

A. Terence Poole
Corporate Director

Jamie C. Sokalsky
Corporate Director

D. Michael G. Stewart
Corporate Director

OFFICERS OF PENGROWTH ENERGY CORPORATION

Derek W. Evans
President and CEO

Douglas C. Bowles
Vice President and Controller

Steve J. De Maio
Senior Vice President, Thermal Operations

Dean Evans
Vice President and Treasurer

Dave Granger
Vice President, Human Resources

Andrew D. Grasby
Senior Vice President, General Counsel &
Corporate Secretary

Randy Steele
Senior Vice President, Conventional Operations

Christopher G. Webster
Chief Financial Officer

TRANSFER AGENT

Computershare Trust Company

AUDITORS

KPMG LLP

ENGINEERING CONSULTANTS

GLJ Petroleum Consultants Ltd.

ABBREVIATIONS

bbl	barrel
Bcf	billion cubic feet
boe*	barrels of oil equivalent
GJ	gigajoule
Mbbls	thousand barrels
MMbbls	million barrels
Mboe*	thousand barrels of oil equivalent
MMboe*	million barrels of oil equivalent
MMBtu	million British thermal units
Mcf	thousand cubic feet
MMcf	million cubic feet
Tcf	trillion cubic feet
MWh	mega watt hour
WTI	West Texas Intermediate
AECO	Alberta natural gas price point
AESO	Alberta power price point
NGI Chicago	Chicago natural gas price point

* 6 mcf of gas = 1 barrel of oil equivalent

PENGROWTH ENERGY CORPORATION

2100, 222 – 3rd Avenue SW
Calgary, AB T2P 0B4
Canada

Tel: 403.233.0224
Toll Free: 1.800.223.4122
Fax: 403.265.6251
Website: www.pengrowth.com

INVESTOR RELATIONS

Toll Free: 1.855.336.8814
Email: investorrelations@pengrowth.com

TSX: PGF | NYSE: PGH